Larry Spirgel, Assistant Director

Dean Suehiro, Senior Staff Accountant

Kyle Moffatt, Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

United States

July 16, 2010

Re:	Nokia Corporation
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed March 12, 2010
File No. 1-13202

Dear Messrs. Spirgel, Suehiro and Moffatt,

This is to acknowledge that we have received the Staff’s comment letter dated July 8, 2010 relating to our annual report on Form 20-F for the year ended December 31, 2009. We are working on our response and will respond to the Staff’s comments on or before August 20, 2010. Our timeline in responding to the comment letter is effected by us reporting our second quarter 2010 results on July 22, 2010 as well as the summer vacation season.

Yours sincerely,

/s/ ANJA KORHONEN
Anja Korhonen
Senior Vice President,
Corporate Controller

cc:	Kris Muller
PricewaterhouseCoopers

Pamela M. Gibson
Shearman & Sterling LLP